TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ENHANCES ITS STRONG BALANCE SHEET – CONVERTS BULLION HOLDINGS TO CASH & ISSUES FLOW-THROUGH SHARES

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, March 21, 2016 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that during the first quarter of 2016 it issued flow-through shares to fund the development of its Westwood mine and sold its investment holding of gold bullion.

The sale of 135,148 ounces of gold bullion took place during the period starting February 16, 2016 through March 17, 2016 at an average price of $1,260 per ounce for proceeds of $170.3M ($170.1M after-tax), which compares favourably to the market value at December 31, 2015 of $143.3M ($1,060 per ounce) and the book value of $97.4M ($721 per ounce), representing an after-tax gain of $72.7M.

In recent years, the Company has issued flow-through shares to fund exploration and development projects in Canada which qualify for this type of investment. The flow-through offering passes unused tax deductions to the purchasers of the shares, for which they are willing to pay a premium over current market prices. In the first quarter of 2016, IAMGOLD issued 12.0 million flow-through shares at a weighted average price of C$3.41 to raise C$41M. IAMGOLD now has 405.4 million shares outstanding.

"During this period of continued volatility and uncertainty in the price of gold, having strong liquidity remains a priority for IAMGOLD and its investors", said IAMGOLD President and CEO Steve Letwin. "Selling the bullion at an average price of $1,260 per ounce crystallizes the benefit of the recent rise in the value of gold, without limiting our fundamental upside leverage to our profitability and cash flow at higher gold prices.

"Also positively impacting our liquidity, our issuance of flow-through shares will fund approximately half of the capital we've committed in 2016 to the development of Westwood. The Westwood project has ideal characteristics of what we want to have in our portfolio as it is a project in an excellent mining jurisdiction in which we have a great deal of mining experience, with a superior grade and cost profile."

IAMGOLD's priorities are to advance the ramp-up of Westwood to reach full production in 2019, maintain strong liquidity, secure soft rock resources and continue to implement productivity improvements at Rosebel, optimize Essakane, advance its exploration projects and continue to reduce costs across the company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production, capital expenditures, operations outlook, the future price of gold, the timing and amount of estimated future production, costs of production, currency fluctuations or requirements for additional capital. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "will" or "may" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or

achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold or certain other commodities; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company's credit rating and the risks involved in the exploration, development and mining business. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.